

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

June 17, 2008



The Office of International Corpor
The Securities and Exchange Comi
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find copies of the documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, these documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the documents pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

Xiaohang SUN

(Enclosure)

cc: Xueju Zhang / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Lu Chai
(Sullivan & Cromwell LLP)

7/1

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

June 17, 2008

A. ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE 2007 ANNUAL GENERAL MEETING.
B. ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE FIRST MEETING OF THE SIXTH BOARD OF DIRECTORS.
C. OVERSEAS REGULATORY ANNOUNCEMENT :
   Announcement of Resolutions Passed at the First Meeting of the Sixth Board of Supervisors
D. APPOINTMENT OF DIRECTORS AND SUPERVISOR AND CHANGE IN MEMBERS OF AUDIT AND FINANCE COMMITTEE.



TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE 2007 ANNUAL GENERAL MEETING

Tsingtao Brewery Company Limited (the "Company") convened its 2007 Annual General Meeting ('AGM') on 10 June 2008 at the Conference Hall, Tsingtao Brewery Scientific Research Center, No. 195 Hong Kong Road East, Qingdao with attendance of totally 13 shareholders (and proxies) who held (represented) 1,084,386,821 shares with voting right, which were accounted for 82.9% of the Company's total shares with voting right. The AGM was convened by the Board of Directors and was hosted by Chairman LI Gui Rong in form of site meeting.. The convening and conduction of the AGM was pursuant to the terms and conditions of the *Company Law of the People's Republic of China and Articles of Association of the Company*.

The following resolutions were considered and approved by registered voting one by one at the AGM:

Details are as follows:

Ordinary Resolution	Affirmative Votes (shares)	Percentage of Total Effective Votes (%)	Against Votes (shares)
1. To approve the 2007 Work Report of the Board of Directors of the Company.	912,999,779	100	0
2. To approve the 2007 Work Report of the Board of Supervisors of the Company.	912,999,779	100	0
3. To approve the 2007 Financial Statements (audited) of the Company.	912,999,779	100	0
4. To determine the 2007 Profit Distribution (including dividends distribution) Scheme. *(Note 1)*	916,724,983	100	0
5. To approve the renewal of employment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company as the Company's domestic auditor and PricewaterhouseCoopers as its international auditor for the year of 2008, and authorize the Board of Directors to fix their remunerations.	916,137,683	100	0

	Ordinary Resolution	Affirmative Votes (shares)	Percentage of Total Effective Votes (%)	Against Votes (shares)
6.	To approve the election of new Board of Directors of the Company. *(Note 2)*			
6.1	To elect Mr. JIN Zhi Guo Executive Director of the Company	916,288,484	100	0
6.2	To elect Mr. WANG Fan Executive Director of the Company	916,288,484	100	0
6.3	To elect Mr. SUN Ming Bo Executive Director of the Company	916,288,484	100	0
6.4	To elect Mr. LIU Ying Di Executive Director of the Company	916,216,484	100	0
6.5	To elect Mr. SUN Yu Guo Executive Director of the Company	915,694,484	99.94	594,000
6.6	To elect Mr. Stephen J. BURROWS Non-Executive Director of the Company	916,288,484	100	0
6.7	To elect Mr. Mark F. SCHUMM Non-Executive Director of the Company	915,010,684	99.86	1,277,800
6.8	To elect Mr. FU Yang Independent Director of the Company	916,288,484	100	0
6.9	To elect Ms. LI Yan Independent Director of the Company	916,288,484	100	0
6.10	To elect Mr. POON Chiu Kwok Independent Director of the Company	916,288,484	100	0
6.11	To elect Ms. WANG Shu Wen Independent Director of the Company	916,288,484	100	0
7.	To approve the election of Supervisors as Shareholders' Representative of the Company. *(Note 3)*			
7.1	To elect Mr. DU Chang Gong Supervisor of the Company	915,648,079	99.88	1,076,904
7.2	To elect Ms. Frances ZHENG Yuan Supervisor of the Company	915,648,079	99.88	1,076,904
7.3	To elect Mr. LIU Qing Yuan Supervisor of the Company	915,648,079	99.88	1,076,904
7.4	To elect Mr. ZHONG Ming Shan Supervisor of the Company	915,648,079	99.88	1,076,904
8.	To approve the remuneration scheme for the members of new Board of Directors and Board of Supervisors, and authorize the Board of Directors to determine the remuneration for each Director and Supervisor. *(Note 4)*	916,724,983	100	0

	Ordinary Resolution	Affirmative Votes (shares)	Percentage of Total Effective Votes (%)	Against Votes (shares)
9	To approve to purchase the Director, Supervisor and senior management liability insurance for members of new Board of Directors, Board of Supervisors and senior management, and authorize the Board of Directors of the Company to determine the standard of annual premium and relevant matters.	806,761,761	89.83	91,304,509
	Special Resolution			
10.	To approve the proposed revision of Articles of Association of Tsingtao Brewery Company Limited and its attachments Order of General Meeting, Order of Board of Directors and Order of Board of Supervisors, and apply to AGM for authorizing the Board of Directors to make appropriate revisions on wordings and handle other affairs on revision of the Articles of Association and its attachments pursuant to the relative state approving authorities and requirements (if any) in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.	916,137,683	100	0

Note:

1. The Profit Distribution Proposal for 2007 of the Company is to distribute dividends of RMB0.22 (A-share with tax) per share in cash.

   (1) In accordance with the requirements in the Articles of Association of the Company, all dividends paid to its shareholders by the Company were denominated in Renminbi, while the dividends of A-share would be paid in Renminbi, and that of H-share in Hong Kong Dollars. The conversion formula is as follows:

   $$\text{Price of dividends as converted} = \frac{\text{dividends in Renminbi}}{\text{average of middle price of each foreign currency unit to Renminbi published by the State Administration of Foreign Exchange ("SAFE") a week prior to the date of announcement of dividends}}$$

   With respect to this dividends distribution, the average of middle price of each foreign currency unit to Renminbi published by SAFE a week prior to 10 June 2008, date of announcement of dividends, was HK$1.00 to RMB0.88818, therefore, the dividends distributable to holders of H-share of the Company should be HK$0.247 per share.

   (2) In accordance with the requirements in the Articles of Association of the Company, it has appointed Bank of China (Hong Kong) Trustees Limited as its receiving agent for holders of H-share. Cheques for H-share dividends would be issued and singed by the receiving agent, and dispatched to all holders of H-share by ordinary mail before 10 July 2008.

2. For each newly elected Director, the service term is 3 years from the date being elected, and their resumes were set out in the circular sent to holders of H-share on 25 April 2008.

3. For each newly elected Supervisor, the service term is 3 years from the date being elected, and their resumes were set out in the circular sent to holders of H-share on 25 April 2008.

   Besides, Mr. CAO Xiang Dong, Mr. TENG An Gong and Mr. XUE Chao Shan had been elected Supervisors as Staff Representative at the Employee's Representative Congress of the Company, who were members of the 6th Board of Supervisors of the Company together with another 4 Supervisors as Shareholders' Representative elected by this AGM.

   The service term of the aforesaid Supervisors as Staff Representative is 3 years from 10 June 2008, and their resumes are as follows:

   Mr. TENG An Gong, aged 57, Senior Administrator with professor qualification. He has a Bachelor's Degree. Mr. TENG ever worked as Vice Head of Researching Office of Political Body Reform, and Researcher of Policy Researching Office in Qingdao Municipal Party Committee, Vice Secretary to the Party, Chairman of Staff Union, Secretary of the Discipline Inspection Commission of the Company. Mr. TENG has rich experience in policy research and corporate management after having been working with policy research in governmental units and cultural construction in the Company.

   Mr. CAO Xiang Dong, aged 57, Senior Administrator with college education. Mr. CAO has substantial experience in market and corporate management after having been working for over 10 years on the important managing positions in the subsidiary plants or sales companies .He ever worked as Factory Manager and Party Secretary of Tsingtao Brewery No. 2 and Tsingtao Brewery Factory, General Manager and Chairman of Shanghai Tsingtao Brewery East China Sales Company Limited, Assistant to the General Manager and Vice President of the Company, and so on. Mr. CAO was also Supervisor of the 2nd and 3rd Board of Supervisors of the Company.

   Mr. XUE Chao Shan, aged 49, Administrator with EMBA at Xiamen University. He is now the Factory Manager and Party Secretary of Tsingtao Brewery No. 2. Mr. XUE obtained rich experience in marketing and corporate management by ever taking the positions including Regional Manager and Vice Manager of Tsingtao Brewery Sales Company, General Manager and Chairman of Tsingtao Brewery South-east Sales Company Limited.

   As at the date of this Announcement and save as disclosed above, Mr. TENG An Gong, Mr. CAO Xiang Dong and Mr. XUE Chao Shan:

   (1) did not take any other positions of senior management in the Company, nor take any position of Director in other listed companies in the 3 years prior to the date of this Announcement ;
   (2) did not have any other associates with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company; and
   (3) MR. TENG and Mr. XUE did not hold any interests in the Company as defined in the Part XV of *Securities and Futures Ordinance*, while Mr. CAO held 2,358 shares of A-share of the Company.

   Save as disclosed above, there was no information should be disclosed pursuant to Rule 13.51(2)(h) to 13.51(2)(w) of the *Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited*, nor other issues should be notified to shareholders of the Company for the issue of Mr. TENG, Mr. CAO and Mr. XUE being elected Supervisors as Staff Representative of the Company

4. The total amount of the annual remunerations for members of the new Board of Directors and Board of Supervisors of the Company shall not exceed RMB5,500,000, in which, the annual remuneration for each Independent Director is RMB80,000, for Chairman of the Board of Supervisors is RMB80,000, and for external Supervisor do not exceed RMB40,000.

Under the requirements of the *Rules Governing the Listing of Securities on The Stock*

Exchange of Hong Kong Limited, PricewaterhouseCoopers ("PwC"), the international auditor of the Company in Hong Kong, was appointed as the scrutineer for the vote-taking at the AGM. A representative from Haiwen & Partners in Beijing attended this AGM and issued Legal Opinions to confirm that the convening and conduction procedures, voting procedures, qualification of convener, qualification of attendants of this AGM were in compliance with the requirements of relative laws and the Company's Articles of Association, and the voting results of this AGM were valid.

Chairman Mr. LI Gui Rong and Director Mr. CHU Zhen Gang of the 5th Board of Directors, and Chairman Mr. SUN Jia Yao, Supervisors Mr. HUANG Zu Jiang and Mr. REN Zeng Gui of the 5th Board of Supervisors had resigned their duties as Director or Supervisor after this AGM due to fulfillment of their service term, and their resignation will take effect since 10 June 2008. The aforesaid resigning Directors and Supervisors had confirmed having neither divarications with the Board of Directors, nor any special issues that should be notified to the shareholders of the Company relating to their resignation.

Tsingtao Brewery Company Limited

Board of Directors

Qingdao, the People's Republic of China

10 June 2008

Note:

The poll results were subject to scrutiny by PwC, Certified Public Accountants (Practising), whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PwC. The work performed by PwC in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

Directors of the Company as at the date hereof:

Executive Directors: *Mr. JIN Zhi Guo (Chairman), Mr. WANG Fan (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*

Non-executive Directors: Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM

Independent Directors: *Mr. FU Yang, Ms. LI Yan, Mr. POON Chiu Kwok and Ms. WANG Shu Wen*


TSINGTAO

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE FIRST MEETING OF THE SIXTH BOARD OF DIRECTORS

Tsingtao Brewery Company Limited (the "Company") released the notice of convening the 1st meeting of the 6th Board of Director in written form on 27 May 2008. The meeting was held on 10 June 2008 in form of site meeting, with attendance of all of the 11 Directors, and all Supervisors and Company Secretary sat in on the meeting. The meeting was conducted in accordance with the terms and conditions of the *Company Law of the People's Republic of China and Articles of Association* of the Company. The meeting was hosted by Mr. JIN Zhi Guo, at which all Directors considered and approved the following issues:

I. To elect Mr. JIN Zhi Guo Chairman, and Mr. WANG Fan and Mr. Stephen J. BURROWS Vice Chairman of the 6th Board of Directors of the Company, whose service term is 3 years since the date of being elected.

II. To appoint Mr. SUN Ming Bo President of the Company, whose service term is 3 years since the date of being appointed by the Board of Directors.

III. Under the nomination of the President, to appoint Ms. YAN Xu Vice President of the Company & President of Marketing Center, Mr. FAN Wei Vice President of the Company & President of Production Center; Ms. JIANG Hong, Mr. SUN Yu Guo, and Mr. ZHANG An Wen Vice President, Mr. DONG Jian Jun Chief Brewer of the Company, Mr. YU Jia Ping Vice President of Production Center, Mr. YANG Hua Jiang Vice President of Marketing Center. The service term of the aforesaid senior management is 3 years since the date of being appointed by the Board of Directors.

IV. Under the nomination of the Chairman, to appoint Mr. ZHANG Xue Ju Secretary to the Board of Directors, and Mr. ZHANG Rui Xiang Representative for Securities Affairs of the Company, whose service term is 3 years since the date of being appointed by the Board of Directors. Furthermore, to appoint Executive Director Mr. SUN Yu Guo and Board Secretary Mr. ZHANG Xue Ju the authorized representatives as stated in the Listing Rules of The Stock Exchange of Hong Kong Limited.

The Independent Directors of the Company are in favor of the aforesaid appointments of senior management.

The resumes of Mr. JIN Zhi Guo, Mr. WANG Fan, Mr. Stephen J. BURROWS, Mr. SUN Ming Bo and Mr. SUN Yu Guo were set out in the circular posted to holders of H-share on

25 April 2008, and for those of other senior management please refer to the "Note" to this Announcement.

V. To establish the Strategy & Investment Committee, Corporate Governance & Remuneration Committee and Audit & Finance Committee under the 6th Board of Directors of the Company, and implement their working guidelines.

   1. Members in the Audit & Finance Committee are: Ms. LI Yan, Mr. FU Yang, Mr. POON Chiu Kwok, Ms. WANG Shu Wen and Mr. Mark F. SCHUMM, in which Ms. LI Yan is the Chairperson of the committee.

   2. Members in the Strategy & Investment Committee are: Mr. SUN Ming Bo, Mr. SUN Yu Guo, Mr. Stephen J. BURROWS, Mr. Mark F. SCHUMM, and Ms. LI Yan, in which Mr. SUN Ming Bo is the Chairman of the committee.

   3. Members in the Corporate Governance & Remuneration Committee are: Mr. FU Yang, Mr. Mark F. SCHUMM, Ms. LI Yan, Mr. POON Chiu Kwok and Ms. WANG Shu Wen, in which Mr. FU Yang is the Chairman of the committee.

VI. The case of purchasing the Director, Supervisor and senior management liability insurance for members of the 6th Board of Directors, Board of Supervisors and senior management.

The insurer is Huatai Property Insurance Company Ltd., with a coverage of RMB50 million. The insurance will be effective from 24 June 2008 to 23 June 2009.

VII. The proposed revision of *Regulations on Independent Directors of the Company*.

The resigned Board Chairman Mr. LI Gui Rong, Director Mr. CHU Zhen Gang, Supervisory Chairman Mr. SUN Jia Yao, Supervisors Mr. HUANG Zu Jiang and Mr. REN Zeng Gui, and Board Secretary Ms. YUAN Lu separately confirmed having neither divarications with the Board of Directors and the Company, nor any special issues that should be notified to the shareholders of the Company relating to their resignation. The Board of Directors is sincerely grateful to the significant contributions made by Mr. LI, Mr. CHU, Mr. SUN, Mr. HUANG, Mr. REN and Ms. YUAN on the various work in the Company during their service term.

Tsingtao Brewery Company Limited
Board of Directors

Qingdao, the People's Republic of China
10 June 2008

Note:

Resume of the Persons Appointed by the Board of Directors

Ms. YAN Xu, aged 44, is the Vice President of the Company & President of Marketing, with EMBA at Peking University. She was ever the Assistant to the General Manager, Director & Deputy General Manager of Zhujiang River Brewery Group Company. She joined the Company in 1999, and ever took the positions including Vice President of the Company & General Manager of Tsingtao Brewery South China Business Center, General Manager of South China Investment Company Limited and South China Sales Company Limited. Ms. YAN obtained rich experience in marketing after having been focusing on beer sales and market management for years.

Mr. FAN Wei, aged 49, is the Vice President of the Company & President of Production and Operation, with a Master's Degree at Southern Yangtze University. He ever took the position including Deputy Factory Manager, Chief Engineer of Tsingtao Brewery No. 2 and Chief Brewer. He has rich experience in production, scientific research and technical management in a brewery with title of

Applicable Researcher of Engineering. In December 2006, Mr. FAN was entitled an honorary title of "China Brewing Master", which was the highest honor in China's brewing sector.

Mr. JIANG Hong, aged 52, is the Vice President of the Company and Senior Economist with EMBA at Nankai University. She has rich experience in production and management in brewery after having served as Head of Production Dept. of the Company, Factory Manager of Tsingtao Brewery No. 2, Supervisor, Head of Corporate Management Dept., Assistant to the President & Head of Human Resources Dept. of the Company, and so on. In 2006, Ms. JIANG was entitled "China Top HR Administrator".

Mr. ZHANG An Wen, aged 51, is the Vice President of the Company & Chairman of Tsingtao Brewery Xi'an Hans Group Company with EMBA at Institute of Business Management of Xi'an Jiaotong University. He has rich experience in production and management of brewery after having served as Director of Office to General Manager, Deputy Manager, General Manager of Tsingtao Brewery Xi'an Company Limited, and so on.

Mr. DONG Jian Jun, aged 48, is the Chief Brewer of the Company with Doctor's Degree of Ferment Engineering at Tianjin University of Science & Technology. He has the title of Applicable Researcher of Engineering. Mr. Dong has rich experience in technical innovation and quality management after having served as Chief Engineer of Tsingtao Brewery No. 2, Head of Technology and Quality Management Dept. of the Company, and so on.

Mr. YU Jia Ping, aged 46, is the Vice President of Production and Operation of the Company with EMBA at China Europe International Business School (CEIBS). He is strong at professional management and coordination, and has rich experience in improving plants' operational efficiency, and reducing producing and operational costs after having served as Vice Factory Manager, Factory Manager of Tsingtao Brewery No. 1, Assistant to President of the Company & Head of Qingdao Business Center, and so on.

Mr. YANG Hua Jiang, aged 46, is the Vice President of Marketing of the Company with Doctor's Degree of at Xi'an Jiaotong University. He has the title of Senior Economist. Mr. YANG ever served as Deputy Head, Head of Entrepreneurial Management Dept., Head of Marketing Dept. of the Company, and so on. Mr. YANG actively promotes the concept of brand through sports marketing and event marketing, and has rich experience in brand management, marketing and promotion , and Olympic marketing.

Mr. ZHANG Xue Ju, aged 54, was ever Head of Finance Dept., Board Secretary of the Company and General Manager of sales company. He has being Board Secretary and financial officer of the Company for a long time to be in charge of listing and financial affairs, and has substantial experience in operations of listed company, anagement of investor relations and management of brewery.

Mr. ZHANG Rui Xiang, aged 44, is the Representative for Securities Affairs of the Company, and Head of Equity Management Dept. Mr. ZHANG obtained rich experience in operation of listed company and re-financing in capital market after having been assisting the Board Secretary with various work relating to listing business.

Directors of the Company as at the date hereof:

Executive Directors: *Mr. JIN Zhi Guo (Chairman), Mr. WANG Fan (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*

Non-executive Directors: Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM

Independent Directors: *Mr. FU Yang, Ms. LI Yan, Mr. POON Chiu Kwok and Ms. WANG Shu Wen*

[English Translation]



TSINGTAO BREWERY COMPANY LIMITED
(A Sino-foreign joint stock limited company established in the People's Republic of China)
(Stock Code: 168)

Overseas Regulatory Announcement

The announcement is made pursuant to Rule 13.09(2) of Listing Rules of The Stock Exchange of Hong Kong Limited.

Enclosed is the *Announcement of Resolutions Passed at the First Meeting of the Sixth Board of Supervisors of Tsingtao Brewery Company* set out in the newspapers in Mainland China and at the website of Shanghai Stock Exchange by Tsingtao Brewery Company Limited (the 'Company') for your kind review.

Tsingtao Brewery Company Limited
Board of Directors

Qingdao, the People's Republic of China
10 June 2008

Directors of the Company as at the date hereof:

Executive Directors: *Mr. JIN Zhi Guo (Chairman), Mr. WANG Fan (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*

Non-executive Directors: Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM

Independent Directors: *Mr. FU Yang, Ms. LI Yan, Mr. POON Chiu Kwok and Ms. WANG Shu Wen*

Announcement of Resolutions Passed at the First Meeting of the Sixth Board of Supervisors

The Company and all the members of the Board of Supervisors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement without any false representation, misleading statement or material omission herein contained.

Tsingtao Brewery Company Limited (the 'Company') convened the 1st meeting of the 6th Board of Supervisor on 10 June 2008 at the Tsingtao Brewery Scientific Research Center in form of site meeting, with all of the 7 Supervisors attended it. The meeting was convened and conducted in accordance with the terms and conditions of the *Company Law of the People's Republic of China* and *Articles of Association* of the Company, which was hosted by Mr. DU Chang Gong.

1. It elected Mr. DU Chang Gong Chairman of the 6th Board of Supervisors of the Company at the meeting;

   For the resume of Mr. Du, please refer to the *Notice of Convening 2007 AGM of Tsingtao Brewery Company* set out in *China Securities Journal, Shanghai Securities News, Securities Times* on 25 April 2008.

2. It considered and approved the case of purchasing the Director, Supervisor and senior management liability insurance for members of the 6th Board of Directors, Board of Supervisors and senior management at the meeting.

Tsingtao Brewery Company Limited

Board of Supervisors

10 June 2008


TSINGTAO
青岛啤酒

青島啤酒股份有限公司

（于中華人民共和國註冊成立之中外合資股份有限公司）

(股份編號: 168)

海外監管公告

本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2) 條而作出。

茲載列青島啤酒股份有限公司（「本公司」）在中國大陸報章刊登及在上海證券交易所網站發佈的《青島啤酒股份有限公司第六屆監事會第一次會議決議公告》，僅供參閱。

青島啤酒股份有限公司

董事會

中華人民共和國・青島

2008 年6 月10 日

本公司於本公告日期的董事：

執行董事：　金志國先生（董事長）、王帆先生（副董事長）、孫明波先生、劉英弟先生、孫玉國先生

非執行董事：　Mr. Stephen J. Burrows（副董事長）、Mr. Mark F. Schumm

獨立董事：　付洋先生、李燕女士、潘昭國先生、王樹文女士

青島啤酒股份有限公司第六屆監事會第一次會議決議公告

本公司監事會全體成員保證公告內容真實、準確和完整，沒有虛假記載、誤導性陳述或者重大遺漏。

青島啤酒股份有限公司第六屆監事會第一次會議於2008 年6 月10 日在青啤科研中心以現場會議方式召開，會議應出席監事7 人，實際出席監事7 人。本次會議的召集和召開符合《中華人民共和國公司法》和《公司章程》的有關規定，本次會議由杜常功先生主持。

1、 會議選舉杜常功先生爲本公司第六屆監事會主席；
杜先生的簡歷見本公司2008 年4 月25 日在《中國證券報》、《上海證券報》和《證券時報》上刊登的《青島啤酒股份有限公司關於召開2007 年度股東年會的通知》。

2、 會議審議通過了關於爲本公司第六屆董事會、監事會成員和高級管理人員購買董事、監事及高級職員責任保險的議案。

會上，本屆監事會還對上屆離任的監事會主席孫賈堯先生，職工代表監事黃祖江先生、任增貴先生所做出的卓有成效的工作表示衷心的感謝。

特此公告。

青島啤酒股份有限公司
監事會
2008 年6 月10 日



TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

APPOINTMENT OF DIRECTORS AND SUPERVISOR AND CHANGE IN MEMBERS OF AUDIT AND FINANCE COMMITTEE

The Board is pleased to announce that, at the AGM held on 10 June 2008, (i) Mr. Wang Fan was elected as Executive Director of the Company, (ii) Ms. Wang Shu Wen was elected as Independent Director of the Company, and (iii) Mr. Du Chang Gong was elected as shareholder's representative Supervisor of the Company, for a term of three years with effect from the date of being elected.

At the first meeting of the Sixth Board held on 10 June 2008, the Board considered and approved the establishment of the Audit and Finance Committee under the Sixth Board and Ms. Wang Shu Wen was appointed as a member of the committee. Other members include Ms. Li Yan, Mr. Fu Yang, Mr. Poon Chiu Kwok and Mr. Mark F. Schumm, and Ms. Li Yan is the Chairperson of the committee.

Reference is made to the circular and the announcement dated 25 April 2008 and 10 June 2008 respectively in relation to, among other things, the appointment and re-election of the Directors and Supervisors of Tsingtao Brewery Company Limited (the "Company").

The board of directors of the Company (the "Board") is pleased to announce that, at the 2007 Annual General Meeting of the Company (the "AGM") held on 10 June 2008, (i) Mr. Wang Fan was elected as Executive Director of the Company, (ii) Ms. Wang Shu Wen was elected as Independent Director of the Company, and (iii) Mr. Du Chang Gong was elected as shareholder's representative Supervisor of the Company, for a term of three years with effect from the date of being elected.

The personal particulars of the above Directors and Supervisor are as follows:

EXECUTIVE DIRECTOR

Mr. WANG Fan, aged 54, is currently the Vice Chairman of the Company. He obtained a Master in Engineering from Xi'an Jiaotong University. Mr. Wang was the Superintendent and Engineer of Qingdao Product Quality Supervision & Examination Authority in 1984; since 1992, he has served as the Head of Sci-technology Department and Vice Director of Qingdao

Economic Commission; and became the Director of Qingdao Labor and Social Security Bureau in 2001. Mr. Wang has been responsible for technical and management work in enterprises and governmental units for over 30 years, during which he actively promoted the strategy of building famous brands and projects on production, learning and research. He also promoted reforms and adjustments in industrial enterprises and has extensive experience in enterprise management. During his time in Qingdao Labor and Social Security Bureau, Mr. Wang established the employment and social securities system in Qingdao and was awarded twice for Merit Citation Class II and once for Merit Citation Class III by Qingdao Municipal Government between the period 2002 to 2007; Qingdao Labor and Social Security Bureau was named the 'National Model Unit of Social Security' by the Ministry of Labor and Social Security and the Ministry of Personnel in 2006. Mr. Wang is a Committee Member of the ninth and tenth Shandong Committee of the Chinese People's Political Consultative Conference. Mr. Wang is also the Vice Chairman of Tsingtao Brewery Group Company Limited which is the controlling shareholder of the Company.

As at the date of this announcement, save as disclosed above, Mr. Wang:

(1) does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the date of this announcement;

(2) has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company; and

(3) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there are no other matters which need to be brought to the attention of the shareholders in relation to the appointment of Mr. Wang as Director, and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

Moreover, Mr. Wang has never been penalised by the China Securities Regulatory Commission or other relevant departments or disciplined by the stock exchanges.

INDEPENDENT DIRECTOR

Ms. WANG Shu Wen, aged 45, has obtained a doctorial degree in Enterprise Management from Renmin University of China. She is currently the Professor, Vice Dean of Law and Politics School and Vice Manager of MPA Program Center at Ocean University of China. Since Ms. Wang has taken office, she has published more than seventy papers and five books, and also hosted or participated in more than ten national and provincial research subjects. Her articles named "A Study on Modern Corporate Governance Structure", "Reform and Policy Analysis of Large Scale Monopolized Industries in China", and "Research on Acquisition and Financial System by the Nation's Management" were published in the national or core journals. She has also produced works including "China's Economy Towards the 21st Century", "Analysis of Public Policy" and "Enterprise Growth and Contradictory Management. The provincial topics including "Governing Approach and Policy Analysis of Monopolized Industries in Shandong Province", "A Study on Directorate System in Large Scale State-owned Enterprises" and "A Study on the Warning Mechanism for the Growth of Enterprises" hosted by her provided good policy suggestions for decision-making by the governmental units and

the sustainable development of enterprises.

As at the date of this announcement, save as disclosed above, Ms. Wang:

(1) does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the date of this announcement;

(2) has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company; and

(3) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there are no other matters which need to be brought to the attention of the shareholders in relation to the appointment of Ms. Wang as Director, and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

Moreover, Ms. Wang has never been penalised by the China Securities Regulatory Commission or other relevant departments or disciplined by the stock exchanges.

SHAREHOLDERS' REPRESENTATIVE SUPERVISOR

Mr. DU Chang Gong, aged 55. He graduated from the Party School of Shandong Province majoring in Economics Management. He has the title of Senior Accountant and is now Chairman of the Supervisory Committee for enterprises directly under the Qingdao government. Mr. Du worked for Qingdao Finance Bureau as section staff, Vice-head, Head, Deputy Commissioner, Accountant-in-Chief etc.. He has extensive experience in financial management and enterprise management after having worked on financial affairs in government departments for nearly 30 years. Mr. Du is also the Chairman of Supervisory Committee for each of Double Star Group Company Limited and Qingdao Textile Company Limited, both of which are not listed companies, and the Chairman of Supervisory Committee for Qingdao Doublestar Company Limited which is a listed company in the mainland China.

As at the date of this announcement, save as disclosed above, Mr. Du:

(1) does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the date of this announcement;

(2) has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company; and

(3) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there are no other matters which need to be brought to the attention of the shareholders in relation to the appointment of Mr. Du as Supervisor, and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

Moreover, Mr. Du has never been penalised by the China Securities Regulatory Commission or other relevant departments or disciplined by the stock exchanges.

The total annual remuneration for the new Board and Supervisory Committee throughout their entire term of office will not exceed RMB5,500,000. Of which, the annual remuneration for

each Independent Director and for the chairperson of the Supervisory Committee is RMB80,000, and the annual remuneration for each external Supervisor does not exceed RMB40,000. The remuneration is determined with reference to the duties and responsibilities of the Directors and Supervisors with the Company and the Company's remuneration policy, and was approved at the AGM. Save as aforesaid, each of the Directors and Supervisors is not entitled to any other emoluments from the Company.

The Board would like to take this opportunity to express its warmest welcome to Mr. Wang, Ms. Wang and Mr. Du in joining the Company.

AUDIT AND FINANCE COMMITTEE

Since Mr. Chu Zheng Gang retired as Independent Director of the Company after the AGM due to expiry of his tenure of office, he is no longer a member of the Audit and Finance Committee. At the first meeting of the Sixth Board held on 10 June 2008, the Board considered and approved the establishment of the Audit and Finance Committee under the Sixth Board and Ms. Wang Shu Wen was appointed as a member of the committee. Other members include Ms. Li Yan, Mr. Fu Yang, Mr. Poon Chiu Kwok and Mr. Mark F. Schumm, and Ms. Li Yan is the Chairperson of the committee.

By order of the board of Directors
Tsingtao Brewery Company Limited
Jin Zhi Guo
Chairman

Qingdao, the People's Republic of China
12 June 2008

Directors of the Company as at the date hereof:

Executive Directors: *Mr. JIN Zhi Guo (Chairman), Mr. WANG Fan (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*

Non-executive Directors: *Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*

Independent Directors: *Mr. FU Yang, Ms. LI Yan, Mr. POON Chiu Kwok and Ms. WANG Shu Wen*

END